                                                         NEWS RELEASE

TSX:RMX | NYSE AMEX:RBY
June 1, 2011
Rubicon Minerals Provides Final Delineation Drill Results
From the F2 Core Zone, Phoenix Gold Project, Red Lake, Ontario
-results include 36.4 g/t gold over 4.1 metres-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide final delineation results from its planned 27,000-metre delineation program carried out on part of the F2 Core Zone, at its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario.  The delineation program was designed to infill an area 100 meters above and below the 305 metre level (below surface), over a strike length of 150 metres at a nominal drill spacing of 15 metres. To this end, 264 holes were drilled from three underground drill stations for a total of over 35,000 metres.  The ‘9X’ exploration drill program to continue to expand and infill the F2 Gold System is ongoing.

Latest delineation drill results received since the April 11, 2011 news release are shown in Table 1 and 2, and Figures 1 through 6.  A complete listing of results from the delineation drill program is available on the Company’s website at www.rubiconminerals.com.

Highlights of the drilling include 1.06 oz/ton gold over 13.4 feet (36.4 g/t gold over 4.1 metres) in drill hole D305-04-069 (estimated true width is interpreted to be approximately 70% of core length), 4.32 oz/ton gold over 11.5 feet (148.1 g/t gold over 3.5 metres) in drill hole D305-04-093 (estimated true width is interpreted to be approximately 25% of core length), 0.66 oz/ton gold over 16.7 feet (22.5 g/t over gold 5.1 metres) in drill hole D305-06-072 (estimated true width is interpreted to be approximately 60% of core length) and 0.45 oz/ton gold over 20.0 feet (15.4 g/t gold over 6.1 metres) in drill hole D305-05-088 (estimated true width is interpreted to be approximately 50% of core length).

Figure 5 is a composite long section showing the gold intercepts in the delineation area before and after the delineation drill program.  This figure shows that the main objective of the program, to in-fill the target area, has been met.  The success and experience gained from this program provides encouragement for future delineation programs.  The in-fill drilling has confirmed the presence of multiple gold zones trending dominantly northeast (F1). The main trend is locally cross-cut by northwest (F2) structures which can contain appreciable visible gold. In general, mineralization is hosted within the main basaltic package of rocks and within locally adjacent felsic intrusive rocks and their associated contacts.

Figure 6 is a composite cross section illustrating the geometry and interpreted continuity of zones in the delineation area.

“The delineation program has been very successful in confirming the continuity of the mineralization in this part of the F2 Gold system. We plan to apply this approach to other shallow parts of the F2 Gold System, most obviously above and below the current delineation area with the objective of upgrading our current inferred resources in these areas.” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Delineation Drilling Assay Results (>10 g/t gold)

Hole	Elevation Level	Gold (g/t)	Width (m)	Estimated True Width (m)	Gold (oz/ton)	Width (ft)	Estimated True Width (ft)	9X Target Area
D305-04-054	270	13.4	6.1	5.3	0.39	20.0	17.4	1
Incl.	269	34.8	1.9	1.7	1.02	6.2	5.4	1
Or	268	101.1	0.6	0.5	2.95	2.0	1.7	1
D305-04-058	321	12.8	6.3	6.1	0.37	20.7	19.9	1
Incl.	321	41.4	1.2	1.2	1.21	3.9	3.8	1
D305-04-061	335	46.2	1.1	0.9	1.35	3.6	2.8	1
Incl.	336	87.9	0.5	0.4	2.56	1.6	1.3	1
D305-04-062	352	10.1	1.0	0.7	0.29	3.3	2.4	1
D305-04-063	401	23.0	0.5	0.3	0.67	1.6	1.1	1
	405	125.6	1.0	0.7	3.66	3.3	2.2	1
D305-04-066A	330	10.5	1.3	1.2	0.31	4.3	3.8	1
D305-04-068	346	11.0	2.0	0.6	0.32	6.6	2.0	1
D305-04-068A	371	12.9	5.6	1.7	0.38	18.4	5.6	1
Incl.	370	38.0	1.6	0.5	1.11	5.2	1.6	1
D305-04-069	355	13.0	1.0	0.7	0.38	3.3	2.4	1
	359	36.4	4.1	2.9	1.06	13.4	9.5	1
Incl.	358	275.8	0.5	0.4	8.04	1.6	1.3	1
D305-04-070	353	28.5	0.5	0.3	0.83	1.6	1.1	1
	377	19.4	4.0	2.6	0.57	13.1	8.6	1
Incl.	378	66.5	1.0	0.7	1.94	3.3	2.2	1
D305-04-071	410	13.5	3.8	2.3	0.39	12.5	7.4	1
Incl.	409	51.3	0.8	0.5	1.50	2.6	1.6	1
D305-04-072	393	16.5	5.0	2.8	0.48	16.4	9.2	1
Incl.	392	73.8	0.9	0.5	2.15	3.0	1.7	1
	421	40.9	0.6	0.3	1.19	2.0	1.1	1
D305-04-075	259	27.1	2.3	1.9	0.79	7.5	6.2	1
Incl.	259	99.0	0.6	0.5	2.89	2.0	1.6	1
D305-04-076	262	18.0	1.2	0.9	0.53	3.9	3.0	1
D305-04-077	255	14.2	2.4	1.7	0.41	7.9	5.6	1
Incl.	255	39.8	0.8	0.6	1.16	2.6	2.0	1
	248	28.6	1.0	0.7	0.83	3.3	2.3	1
D305-04-078	247	12.1	2.0	1.3	0.35	6.6	4.3	1
Incl.	247	36.4	0.5	0.3	1.06	1.6	1.0	1
D305-04-083	252	10.1	1.0	0.7	0.29	3.3	2.2	1
D305-04-084	244	19.1	3.5	2.1	0.56	11.5	7.0	1
Incl.	243	38.6	1.5	0.92	1.13	4.9	3.0	1
D305-04-088	347	13.0	8.5	3.6	0.38	27.9	11.9	1
Incl.	349	48.0	2.0	0.9	1.40	6.6	2.8	1
D305-04-090	333	20.6	0.5	0.3	0.60	1.6	1.0	1
D305-04-091	355	13.2	2.9	1.7	0.39	9.5	5.6	1
Incl.	354	24.0	1.5	0.9	0.70	4.9	2.9	1
D305-04-093	313	148.1	3.5	0.9	4.32	11.5	2.9	1
Incl.	312	284.6	1.8	0.5	8.30	5.9	1.6	1
D305-04-097	339	29.2	1.0	0.8	0.85	3.3	2.5	1
D305-04-103	283	185.4	0.5	0.5	5.41	1.6	1.5	1
D305-04-107	247	10.9	1.5	1.0	0.32	4.9	3.4	1
D305-04-108	241	72.2	1.0	0.7	2.11	3.3	2.1	1
	208	10.3	1.0	0.7	0.30	3.3	2.1	1
D305-04-110	199	11.3	6.5	3.5	0.33	21.3	11.5	1
Incl.	200	28.6	1.0	0.6	0.83	3.3	1.8	1
	192	29.6	1.0	0.6	0.86	3.3	1.8	1
D305-04-111	197	35.0	0.6	0.3	1.02	2.0	1.0	1
D305-05-067	315	35.3	1.2	0.5	1.03	3.9	1.5	1
D305-05-071	357	12.5	1.0	0.6	0.36	3.3	2.1	1
D305-05-082	321	10.7	4.0	3.3	0.31	13.1	10.8	1
Incl.	320	35.9	1.0	0.8	1.05	3.3	2.6	1
D305-05-088	380	15.4	6.1	3.0	0.45	20.0	9.8	1
Incl.	382	129.9	0.5	0.3	3.79	1.6	0.8	1
D305-06-017	243	10.9	1.5	0.8	0.32	4.9	2.8	1
D305-06-022	233	17.1	1.0	0.7	0.50	3.3	2.2	1
D305-06-024	228	22.7	1.0	0.5	0.66	3.3	1.7	1
D305-06-026	324	30.4	2.5	2.1	0.89	8.2	6.7	1
Incl.	324	91.9	0.8	0.7	2.68	2.6	2.2	1
D305-06-035	279	12.2	1.5	0.9	0.36	4.9	3.1	1
D305-06-057	331	10.0	1.0	0.8	0.29	3.3	2.6	1
D305-06-058	317	12.2	5.0	4.3	0.36	16.4	14.1	1
Incl.	316	37.8	1.2	1.0	1.10	3.9	3.4	1
D305-06-060	293	96.9	0.5	0.4	2.83	1.6	1.4	1
D305-06-061	272	10.6	2.0	1.6	0.31	6.6	5.4	1
D305-06-062	274	14.9	5.7	2.6	0.43	18.7	8.6	1
Incl.	275	102.8	0.7	0.3	3.00	2.3	1.1	1
	248	12.8	1.0	0.7	0.37	3.3	2.4	1
D305-06-063	292	22.2	1.0	0.7	0.65	3.3	2.3	1
D305-06-064	278	14.7	1.0	0.7	0.43	3.3	2.4	1
D305-06-065	286	12.1	2.5	1.9	0.35	8.2	6.2	1
Incl.	286	44.7	0.5	0.4	1.30	1.6	1.2	1
	285	13.2	2.5	1.9	0.39	8.2	6.2	1
D305-06-067	316	10.3	1.0	0.8	0.30	3.3	2.5	1
	317	10.6	3.0	2.3	0.31	9.8	7.4	1
Incl.	317	17.2	1.0	0.8	0.50	3.3	2.5	1
D305-06-068	346	11.7	0.9	0.7	0.34	3.0	2.1	1
	349	10.3	2.5	1.8	0.30	8.2	5.9	1
D305-06-070	356	25.6	1.0	0.7	0.75	3.3	2.2	1
	370	83.4	0.7	0.4	2.43	2.3	1.3	1
D305-06-071	335	12.0	1.0	0.6	0.35	3.3	2.0	1
	343	10.9	2.7	1.9	0.32	8.9	6.3	1
D305-06-072	317	22.5	5.1	3.2	0.66	16.7	10.4	1
Incl.	317	199.2	0.5	0.3	5.81	1.6	1.0	1
D305-06-075	261	15.4	3.0	1.8	0.45	9.8	6.0	1
Incl.	261	37.6	1.0	0.6	1.10	3.3	2.0	1
D305-06-077	251	112.2	1.0	0.5	3.27	3.3	1.5	1
	245	12.1	3.0	1.4	0.35	9.8	4.6	1
	246	27.8	1.0	0.5	0.81	3.3	1.6	1
D305-06-078	266	10.8	5.1	4.1	0.31	16.7	13.4	1
Incl.	266	71.9	0.5	0.3	2.10	1.6	0.8	1

Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold. All reported widths are core length.  Estimated true widths are based on visual examination of core angles and by calculating drill hole dip and azimuth relative to interpreted zone geometries. Such estimated true widths may be subject to change based on information from future drilling and underground mapping. Where the estimated true width is labelled ‘not yet known’, further drilling or other information is required to allow an interpretation of the estimated true widths.
A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 2:  Delineation Drilling Assay Results (> 5.0 g/t gold and <10.0g/t gold)

Hole	Elevation Level	Gold (g/t)	Width (m)	Estimated True Width (m)	Gold (oz/ton)	Width (ft)	Estimated True Width (ft)	9X Target Area
D305-04-050	216	5.6	2.0	1.2	0.16	6.6	4.0	1
D305-04-051	242	5.1	3.3	2.2	0.15	10.8	7.3	1
	213	5.5	2.5	1.7	0.16	8.2	5.5	1
D305-04-052	250	5.4	2.0	1.5	0.16	6.6	4.8	1
D305-04-054	264	5.3	2.0	1.7	0.15	6.6	5.7	1
	259	5.4	2.0	1.7	0.16	6.6	5.7	1
D305-04-063	400	5.4	3.3	2.2	0.16	10.8	7.1	1
D305-04-065A	318	5.2	2.2	2.1	0.15	7.2	6.7	1
D305-04-066A	330	5.3	3.6	3.2	0.15	11.8	10.4	1
	337	5.3	2.2	2.0	0.15	7.2	6.4	1
D305-04-067	337	6.3	1.6	1.3	0.18	5.2	4.4	1
	356	7.8	1.9	1.6	0.23	6.2	5.2	1
D305-04-068	346	5.1	17.0	5.1	0.15	55.8	16.6	1
D305-04-068A	346	8.1	3.2	2.5	0.24	10.5	8.2	1
	353	5.2	3.0	2.3	0.15	9.8	7.7	1
	369	7.0	10.9	3.3	0.20	35.8	10.9	1
D305-04-069	365	9.6	22.1	15.9	0.28	72.5	52.0	1
D305-04-074	277	7.1	2.8	2.5	0.21	9.2	8.0	1
D305-04-075	271	9.2	2.3	1.9	0.27	7.5	6.2	1
	251	7.3	1.4	1.2	0.21	4.6	3.8	1
D305-04-076	252	5.0	3.5	2.6	0.15	11.5	8.7	1
D305-04-078	249	7.2	8.0	5.2	0.21	26.2	16.9	1
D305-04-083	252	5.7	2.0	1.3	0.17	6.6	4.3	1
D305-04-087	344	5.8	2.0	1.6	0.17	6.6	5.2	1
D305-04-088	361	5.2	3.0	2.2	0.15	9.8	7.2	1
D305-04-089	364	5.2	2.0	1.4	0.15	6.6	4.5	1
	379	5.5	2.8	1.9	0.16	9.2	6.2	1
D305-04-090	382	6.1	2.1	1.3	0.18	6.9	4.3	1
	387	6.4	1.8	1.1	0.19	5.9	3.6	1
D305-04-094	328	5.5	2.9	2.7	0.16	9.5	8.9	1
D305-04-104	271	5.3	3.0	2.7	0.15	9.8	8.8	1
D305-04-105	254	5.2	3.5	2.9	0.15	11.5	9.5	1
D305-04-107	246	6.5	4.0	2.8	0.19	13.1	9.1	1
	225	5.3	4.0	2.8	0.15	13.1	9.1	1
D305-04-108	209	5.9	5.0	3.2	0.17	16.4	10.5	1
D305-04-110	201	7.2	13.4	7.26	0.21	44.0	23.8	1
D305-05-060	247	6.2	2.0	1.2	0.18	6.6	3.8	1
	243	5.5	2.8	1.6	0.16	9.2	5.3	1
	217	5.4	2.8	1.6	0.16	9.2	5.3	1
D305-05-061	243	6.8	4.0	2.1	0.20	13.1	6.7	1
D305-05-067	316	5.4	13.2	4.9	0.16	43.3	15.9	1
D305-05-069	341	8.4	1.7	1.3	0.25	5.6	4.4	1
D305-05-070	350	5.2	4.0	2.8	0.15	13.1	9.3	1
D305-05-071	358	5.5	3.5	2.2	0.16	11.5	7.3	1
	364	5.0	3.5	2.2	0.15	11.5	7.3	1
D305-05-079	260	5.1	3.0	1.8	0.15	9.8	6.0	1
D305-05-082	322	5.1	12.0	6.3	0.15	39.4	20.5	1
D305-05-083	333	5.8	4.5	3.5	0.17	14.8	11.4	1
D305-05-085	350	5.4	2.0	1.3	0.16	6.6	4.4	1
D305-06-017	224	5.2	5.1	2.9	0.15	16.7	9.4	1
D305-06-022	228	6.6	1.5	1.0	0.19	4.9	3.2	1
D305-06-032	289	7.8	2.5	2.0	0.23	8.2	6.6	1
D305-06-033	279	5.1	7.0	3.4	0.15	23.0	11.3	1
D305-06-037	212	5.4	3.0	1.6	0.16	9.8	5.1	1
D305-06-062	248	5.6	3.0	2.2	0.16	9.8	7.2	1
D305-06-063	247	5.2	6.2	4.2	0.15	20.3	13.8	1
D305-06-064	277	6.5	2.5	1.8	0.19	8.2	6.0	1
D305-06-065	293	5.4	5.8	3.7	0.16	19.0	12.0	1
D305-06-067	315	5.2	2.8	2.1	0.15	9.2	6.9	1
	322	5.2	3.3	2.5	0.15	10.8	8.2	1
D305-06-068	347	5.0	15.0	9.0	0.15	49.2	29.4	1
D305-06-070	333	7.1	2.0	1.1	0.21	6.6	3.7	1
	346	5.1	2.0	1.1	0.15	6.6	3.7	1
	349	7.9	2.0	1.1	0.23	6.6	3.7	1
	357	5.1	10.0	6.7	0.15	32.8	22.0	1
D305-06-071	335	5.4	4.0	2.4	0.16	13.1	8.0	1
	343	5.3	8.0	5.7	0.15	26.2	18.6	1
D305-06-078	266	7.9	7.6	6.1	0.23	24.9	19.9	1

Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold. All reported widths are core length. Estimated true widths are based on visual examination of core angles and by calculating drill hole dip and azimuth relative to interpreted zone geometries. Such estimated true widths may be subject to change based on information from future drilling and underground mapping. Where the estimated true width is labelled ‘not yet known’, further drilling or other information is required to allow an interpretation of the estimated true widths.
A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

Figure 1:  F2 Gold System Plan Map

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2:  F2 Gold System composite long section showing area of delineation drilling

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 3:  Detailed composite long section showing delineation drilling results >5g/t gold and <10 g/t gold

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 4:  Detailed composite long section showing delineation drilling results >10 g/t gold

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 5:  Long Section (composite of 50m) comparison prior to and post delineation drill program

Long Section Through Delineation Area
Pre-Delineation Drilling
Post-Delineation Drilling
SW
SHAFT
NE
305 Level
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 5 - 15 g/t Au
Delineation Drilling
0 10 20 40 Meters

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 6:  Cross Section (through 50,000N ± 40m) comparison prior to and post delineation drill program

Cross Section Through Delineation Area
Pre-Delineation Drilling
Post-Delineation Drilling
F2B
WLB2
305 Level
-200m
-300m
-400m
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 5 - 15 g/t Au
Delineation Drilling
50
25
0
50 Meters

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying, Data Verification and Qualified Person
All reported intercepts (widths) are core lengths except as indicated by estimating the approximate true width of the reported interval. True width estimates are based on the on-going geological and structural interpretation of the host units and the relation to the gold mineralization based on drill core analysis, including core angles and hole orientation to the host unit, in conjunction with underground observations. Drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Project exploration, drill work programs and all data forming the basis of this release were supervised and verified by Terry Bursey, P.Geo., Regional Manager for Rubicon and a Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", “would”, "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-08    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.